Joshua R. Diggs Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (404) 685-4211 Tel (213) 486-9611 Fax capitalgroup.com

April 13, 2021

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: American Funds Insurance Series (the “Registrant” or the “Series”)

File Nos. 002-86838 and 811-03857

Dear Mr. Cowan:

This letter is in response to the comments you provided on March 16, 2021 to the Registrant’s Post-Effective Amendment No. 96 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 96 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”), which amendment reflected, among other things, changes to certain fund names, certain revisions to the funds’ investment strategies and the addition of management fee waivers. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below. We will incorporate any changes to the Registration Statement in a subsequent filing pursuant to Rule 485(b) under the 1933 Act to be automatically effective on May 1, 2021 (the “Amendment”). We understand that, unless otherwise stated, when a comment is made with respect to disclosure in one portion of the Registration Statement, that comment is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Accordingly, where applicable, responses to your comments below with respect to any individual class of shares apply equally to each of the Registrant’s other classes of shares with similar disclosure.

Cover Page

  For each fund that changed its name, please confirm supplementally that notice was given to fund shareholders as required by Rule 35d-1 under the 1940 Act (“Rule 35d-1” or the “Names Rule”).

Response: Under Rule 35d-1, if a fund’s name suggests that the fund focuses its investment in a particular type of investment, or in investments in a particular industry or group of industries, the fund must adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in the particular type of investments, or in investments in the particular industry(ies), suggested by the fund’s name (an “80% rule”). Such policy must either be a fundamental policy or the fund must provide the fund’s shareholders with at least 60 days’ prior notice of any change in such policy. Accordingly, we respectfully disagree with the statement that shareholders must be provided 60 days’ notice of any change in the fund’s name. Instead, Rule 35d-1 only requires that shareholders receive notice if a fund’s 80% rule is changing (if such 80% rule is not a fundamental policy of the fund).

We hereby confirm that, to the extent any of the funds that are changing their names have 80% rules in place, such rules will remain unchanged after the effectiveness of the Amendment. As a result, none of the funds were required to provide prior notice to shareholders.

For example, prior to the effectiveness of the Amendment, one of Bond Fund’s principal investment strategies is to invest, under normal circumstances, at least 80% of its assets in bonds and other debt securities. This policy will remain in place after the Amendment becomes effective and the name of the fund changes to The Bond Fund of America. Because the fund’s 80% rule is not changing, Rule 35d-1 does not require the fund to provide prior notice to shareholders.

Likewise, although Blue Chip Income and Growth Fund is changing its name to Washington Mutual Investors Fund, thereby eliminating the reference to “blue chip” securities in the fund’s name, the fund is retaining its policy to invest “at least 80% of its assets in dividend-paying common stocks of companies of larger, more established companies domiciled in the United States with market capitalizations greater than $4.0 billion.” As such, the fund is not required to notify shareholders of the name change.

Summary Prospectus

A.	General

  For each fund that changed its name, please add the former fund name to the header at the beginning of such fund’s summary prospectus.

Response: To the extent applicable, the section captioned “Principal investment strategies” of each fund’s summary prospectus includes a statement indicating the former name of the fund. For example, the fourth paragraph of the section captioned “Principal investment strategies” in Washington Mutual Investors Fund’s summary prospectus states the following: “Prior to May 1, 2021, the fund was called Blue Chip Income and Growth Fund.” We intentionally placed this statement in the summary prospectus to make investors aware of the name change in a prominent location in the Registration Statement. We believe this disclosure adequately notifies investors of any change to the fund’s name. Accordingly, we respectfully decline to supplement the disclosure as proposed.

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B.	Washington Mutual Investors Fund

  Please supplementally explain the connection to Washington Mutual in the fund’s name. There is no reference to Washington Mutual in the “Management” section of the prospectus.

Response: The words “Washington” and “Mutual,” as they are used in the fund’s name, are not intended to connote any relationship to the company Washington Mutual. Rather, the fund — which is a variable annuity wrapper of an existing mutual fund and leverages such existing fund’s strategy — employs the “Washington Mutual Investors Fund” name as a brand name. The existing mutual fund, which was incepted in 1952, is broadly known by the same name, and we believe there is no risk of investor confusion with respect to the meaning of the fund’s name.

From 1952 until 2012, the existing fund operated under a Business Management Agreement with Washington Management Corporation or its predecessors. In 2012, Washington Management Corporation became a wholly owned subsidiary of Capital Research and Management Company, the fund’s investment adviser. The existing fund’s historical relationship with Washington Management Corporation was the basis for the existing fund’s name, and over the past several decades, the existing fund’s name has developed into a broadly known brand. As a brand name that connotes a clear relationship to the existing mutual fund of the same name, we believe the fund’s “Washington Mutual Investors Fund” name is neither materially deceptive nor misleading.

  In the section captioned “Principal investment strategies,” please revise the disclosure to specify the types of “other securities” in which the fund invests in addition to common stock.

Response: One of the fund’s principal investment strategies, as disclosed in the fund’s summary prospectus, is to invest “primarily in common stock of established companies that are listed on or meet the financial listing requirements of the New York Stock Exchange and have a strong record of earnings and dividends.” This disclosure does not mention the “other securities” in which the fund may invest because it is not a principal strategy of the fund to invest in “other securities” in addition to common stock.

However, the fund has a separate principal investment strategy, which is to take current and potential income as well as the potential for long-term capital appreciation into consideration when selecting common stocks and other securities for investment. This disclosure does not mean that investing in other securities is a principal investment strategy of the fund; rather, the disclosure simply indicates the factors that the fund will consider when making investment decisions across all securities in which it invests. It would be misleading to remove the reference to “other securities” from this sentence because the strategy affects all security types in which the fund invests.

Consistent with the layered disclosure approach, we have included a fulsome description of the “other securities” in which the fund may invest in the fund’s statement of additional information. Specifically, the section captioned “Certain investment limitations and guidelines” of the fund’s statement of additional information states that “generally, common stocks and securities convertible into common stocks of issuers on the fund’s Eligible List may be purchased by the fund; however, the fund may also hold, to a limited extent, short-term U.S. government securities, cash and cash equivalents.” We believe the more detailed description of the “other securities” in which the fund invests is appropriately placed in the fund’s statement of additional information because it is not a principal investment strategy of the fund to invest in such instruments.

  In the section captioned “Principal investment strategies,” please revise the disclosure to clarify the nature of the fund’s Investment Standards and how such standards are reflected in the Eligible List. Please also explain the relationship between the Eligible List and the statement that “the fund invests primarily in common stocks of established companies that are listed on, or meet the financial listing requirements of, the New York Stock Exchange and have a strong record of earnings and dividends.” Finally, please clarify why the Investment Standards and Eligible list are used for this fund.

Response: We have revised the second paragraph of the section captioned “Principal investment strategies” to address this comment, as set forth below:

The fund ~~has Investment Standards originally based upon criteria established by the United States District Court for the District of Columbia for determining eligibility under the Court’s Legal List procedure, which was in effect for many years. The fund~~ has an “Eligible List” ~~— based on the Investment Standards —~~ of investments considered appropriate for a prudent investor seeking opportunities for income and growth of principal consistent with common stock investing. The investment adviser generates and maintains the Eligible List ~~in compliance with the fund’s Investment Standards~~ and selects the fund’s investments exclusively from the issuers on the Eligible List.

In addition, we have revised the section captioned “Description of certain securities, investment techniques and risks” in the fund’s statement of additional information to further clarify the factors that the fund will consider when determining which securities to include on the Eligible List. Such disclosure has been revised as follows:

Washington Mutual Investors Fund has an Eligible List of investments considered appropriate for a prudent investor seeking opportunities for income and growth of principal consistent with common stock investing. Numerous criteria govern which securities may be included on the fund’s Eligible List. Currently, those criteria include, for example: (a) a security shall be listed on the New York Stock Exchange (“NYSE”) or meet the financial listing requirements of the NYSE (the applicable listing requirements are set forth in Section 1 of the Listed Company Manual of the NYSE); (b) most companies must have fully earned their dividends in at least four of the past five years (with the exception of certain banking institutions) and paid a dividend in at least eight of the past ten years; (c) issuing companies must meet both initial and ongoing market capitalization requirements; (d) the ratio of current assets to liabilities for most individual companies must be at least 1.5 to 1, or their bonds must be rated at least investment grade by Standard & Poor’s Ratings Services; and (e) companies must not derive the majority of their revenues from alcohol or tobacco products.

  In the section captioned “Principal investment strategies,” please reconcile the use of the Eligible List with the statement that the “basic investment philosophy of the investment adviser is to seek to invest in attractively valued securities that, in its opinion, represent good, long-term investment opportunities.”

Response: Please see our response to Comment No. 5 above. We believe that the fund’s investments, which are selected exclusively from the Eligible List, are consistent with the investment philosophy described above.

  In the section captioned “Principal risks,” please consider describing the risks associated with investing in large-capitalization issuers.

Response: We believe that the fund’s current risk disclosure, including the risks disclosed under the captions “Principal risks — Market conditions” and “— Issuer risks,” adequately describes the risks associated with investing in large-capitalization issuers. Accordingly, we believe no further risk disclosure is presently required in response to this comment.

  In the section captioned “Investment results,” please consider deleting the reference to “other applicable measures of market results,” as no such measures appear in the “Average annual total returns” table.

Response: We have updated the first sentence of the section captioned “Investment results” to address this comment, as set forth below:

The following bar chart shows how the investment results of the Class 1 shares of the fund have varied from year to year, and the following table shows how the fund’s average annual total returns for various periods compare with a broad measure of securities market results ~~and other applicable measures of market results~~.

C.	Capital World Growth and Income Fund

  We note that the fund includes the word “World” in its name. In the section entitled “Principal investment strategies,” please clarify that the fund invests in “a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). Please also quantify how much of the fund will be invested in non-U.S. issuers.

Response: We have updated the section captioned “Principal investment strategies” to address this comment, as set forth below:

Under normal market conditions, the fund will invest a significant portion of its assets in securities of issuers domiciled in a number of countries outside the United States, ~~including~~ and such investments may include securities of issuers domiciled in developing countries.

Although Rule 35d-1 is not directly implicated by the use of the term “world” in the fund’s name, the term “world,” like the terms “international” and “global,” connotes diversification among investments in a number of different countries throughout the world. Though not required, the fund’s disclosure, as revised, satisfies the Staff’s stated expectation that an investment company with the word “global” or “international” in its name will invest its assets in investments that are tied economically to a number of countries throughout the world (i.e., “… significant exposure to issuers domiciled in at least three different countries [other than the United States]”). In practice, the fund invests a substantial portion of its assets in non-U.S. issuers. As of March 31, 2021, approximately 57% of the fund’s assets were invested in securities of issuers domiciled in 20 countries.

We respectfully decline to assign a quantitative measure to the term “significant” where the disclosure indicates that the fund will invest a “significant portion” of its assets in securities of issuers domiciled in a number of countries outside the U.S. The use of the term “significant” was intentional, as it allows the fund to retain the flexibility to invest in companies domiciled both within and outside the U.S. over time, depending on market conditions, for the benefit of shareholders. This is consistent with the use of the term “world” in the fund’s name; as the name implies, the fund will invest in the securities of companies domiciled around the world (i.e., both U.S. and non-U.S. issuers), not just in companies domiciled outside the U.S.

  In the section captioned “Principal investment strategies,” please supplementally confirm whether the fund has any investment criteria related to capitalization and if so, please consider including appropriate risk disclosure.

Response: We hereby supplementally confirm that the fund does not have any investment criteria related to capitalization. As such, we respectfully decline to include risk disclosure regarding capitalization in the section captioned “Principal risks.”

  In the section captioned “Principal risks,” please describe the risks associated with Brexit and investing in China, if applicable. In addition, please consider including a specific mention of investments in emerging markets in the section captioned “Principal investment strategies.”

Response: Capital World Growth and Income Fund is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular market. As such, we disclose risks associated with investing outside of the United States, including in emerging markets. Accordingly, at this time, we respectfully decline to specifically disclose Brexit risks associated with investing in the United Kingdom and risks associated with investing in China. However, we note supplementally that, because the investment portfolio of the fund is actively managed, and because, from time to time, the fund may have significant exposure to a particular country, region, industry or sector, the fund’s prospectus includes disclosure regarding the risk of such exposure. In addition, with respect to the fund’s investments in China, we note that the Registrant has included disclosure regarding the risks associated with investing through Stock Connect in its statement of additional information under “Description of certain securities, investment techniques and risks — Investing through Stock Connect.”

With respect to the fund’s investments in emerging markets, we note that the first paragraph of the section captioned “Principal investment strategies” states that “the fund will invest a significant portion of its assets in securities of issuers domiciled outside the United States, including those based in developing countries” (emphasis added). We believe this disclosure adequately notifies investors that the fund may invest outside of developed markets.

  We refer you to Accounting and Disclosure Information (“ADI”) 2020-11, “Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.” Please enhance the disclosure of the risks of investing in emerging markets consistent with the ADI (e.g., addressing risks related to market manipulation concerns, limited reliable access to capital, and any limitations on the rights and remedies available to the fund, individually or in combination with other shareholders, against portfolio companies).

Response: We have updated the disclosure to address this comment.

  In the section captioned “Investment results,” please consider deleting the reference to “other applicable measures of market results,” as no such measures appear in the “Average annual total returns” table.

Response: Please see our response to Comment No. 8 above.

D.	The Bond Fund of America

  The section captioned “Principal investment strategies” states that the fund will normally invest “at least 80% of its assets in bonds and other debt securities, which may be represented by other investment instruments, including derivatives.” Please revise the disclosure to specify the types of “other investment instruments” in which the fund invests.

Response: We have updated the section captioned “Principal investment strategies” to address this comment, as set forth below:

Normally the fund invests at least 80% of its assets in bonds and other debt securities, which may be represented by ~~other investment instruments, including~~ derivatives.

  The section captioned “Principal investment strategies” indicates that the fund will invest at least 60% of its assets in debt securities rated A3 or better or A- or better, or in debt securities that are unrated but determined to be of equivalent quality by the fund’s investment adviser. If true,please clarify that such rating criteria apply only to the debt instruments identified and not to the derivative investments.

Response: We have updated the section captioned “Principal investment strategies” to address this comment, as set forth below:

The fund invests at least 60% of its assets in debt securities (excluding derivatives) rated A3 or better or A- or better by Nationally Recognized Statistical Ratings Organizations designated by the fund’s investment adviser, or in debt securities that are unrated but determined to be of equivalent quality by the fund’s investment adviser, and in U.S. government securities, money market instruments, cash or cash equivalents.

  In the section captioned “Principal investment strategies,” please supplementally confirm whether the fund has any investment criteria related to maturity and duration of debt instruments and if so, please consider including appropriate disclosure.

Response: As disclosed in the section captioned “Investment objectives, strategies and risks” of the fund’s statutory prospectus, The Bond Fund of America may invest in debt securities of any maturity or duration. The ability to invest in bonds of any maturity or duration is not a principal investment strategy of the fund. We consider principal investment strategies to be affirmative policies or limitations that describe how the fund principally intends to achieve its investment objective. The ability to invest in bonds of any maturity or duration is not an affirmative strategy that describes how the fund will principally seek to obtain its investment objective. As such, consistent with the layered disclosure approach, we believe the statement regarding maturity and duration is appropriately placed in the fund’s statutory prospectus in response to Item 9 of Form N-1A.

  As derivatives will be counted towards The Bond Fund of America’s 80% policy, please confirm that for purposes of the Names Rules, derivatives will be valued on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value).

Response: With regard to certain derivatives — and, in particular, those derivatives for which a fund’s exposure to the underlying asset is equal to the notional value of the derivative — we believe it may be appropriate to use the full notional value of the derivative instrument in aggregating a fund’s exposure to the type of investment, industry, country or geographic region suggested by the fund’s name. Although the Registrant reserves the right to employ the notional value of such derivative instruments in calculating compliance with a fund’s 80% investment policy under Rule 35d-1, we confirm that, at present, The Bond Fund of America uses the market value (or, if applicable, the fair value) of all applicable derivative investments when determining exposure for purposes of its 80% investment policy.

  The section captioned “Principal investment strategies” states that “The fund may invest in certain derivative instruments, such as futures contracts and swaps.” Please delete the phrase “certain derivative instruments” and specify the actual derivatives in which the fund will principally invest.

Response: We have updated the section captioned “Principal investment strategies” to address this comment, as set forth below:

The fund may invest in ~~certain derivative instruments, such as~~ futures contracts and swaps, which are types of derivatives.

  We note that the fund may invest up to 10% of its assets in debt securities rated Ba1 or below and BB+ or below by Nationally Recognized Statistical Ratings Organizations, or in debt securities that are unrated but determined to be of equivalent quality by the fund’s investment adviser. Please consider adding risk disclosure regarding such investments.

Response: We believe that the fund’s current risk disclosure, including the risks disclosed under the caption “Principal risks — Investing in debt instruments,” adequately describes the risks associated with investing in debt securities rated Ba1 or below and BB+ or below (sometimes referred to as “junk bonds”). Such risk disclosure specifically describes risks associated with lower quality debt. The fund’s statement of additional information includes additional risk disclosure regarding lower quality debt in the section captioned “Description of certain securities, investment techniques and risks — Debt instruments.” Accordingly, we believe no further risk disclosure is presently required in response to this comment.

  To the extent the fund will invest in instruments that pay interest at floating rates based on the London Interbank Offered Rate (LIBOR), please include risk disclosure on how the transition from LIBOR could affect the fund’s investments. For example, will the fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR stops being published? If so, how it will affect the liquidity of those investments? Please also disclose how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: The fund is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not a principal investment strategy of the fund to invest in instruments that pay interest at floating rates based on LIBOR. However, we note supplementally that, because the fund may invest in instruments that may pay interest at floating rates based on LIBOR prior to transitioning to a new or fallback rate, we have included disclosure on LIBOR risk in the fund’s statement of additional information in the section captioned “Description of certain securities, investment techniques and risks — Variable and floating rate obligations.”

  We note that the fund does not include call, pre-payment and extension risk. Please add these risks to the disclosure or explain why the fund believes these risks should not be included as principal risks.

Response: The fund expects to invest in debt instruments as a principal investment strategy, and we have included disclosure to this effect in the section captioned “Investment strategies and risks.” Call, pre-payment and extension risk are some of a number of risks related to investing in debt instruments. Accordingly, we have not included specific disclosure regarding call, pre-payment and extension risks under “Investment strategies and risks”. However, because the fund may be exposed to these risks through the nature of its investments, additional disclosure about these risks is provided in the sections captioned “Principal risks — Investing in debt instruments” and “— Investing in mortgage-related and other asset-backed securities.”

  With respect to the risk of “investing in debt instruments,” please add disclosure regarding the impact of the current low interest rate environment and the Federal Reserve’s expectation not to increase rates in the immediate future on the fund. Please also discuss the impact to the fund of governmental interventions aimed at curtailing the distress to the financial markets caused by the COVID-19 outbreak. If you believe no additional disclosure is required, please explain the basis for your determination.

Response: We believe that the fund’s current risk disclosure, including the risks disclosed under the caption “Description of certain securities, investment techniques and risks — Sensitivity to interest rate and economic changes” in the fund’s statement of additional information, adequately describes the risks associated with the current low interest rate environment and the Federal Reserve’s expectation not to increase rates in the immediate future. Accordingly, we believe no further risk disclosure is presently required in response to this comment.

  In the section captioned “Principal risks,” please describe the risks associated with Brexit, if applicable.

Response: The Bond Fund of America is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular market. Accordingly, at this time, we respectfully decline to disclose Brexit risks associated with investing in the United Kingdom. However, we note supplementally that, because the investment portfolio of the fund is actively managed, and because, from time to time, the fund may have significant exposure to a particular country, region, industry or sector, the fund’s prospectus includes disclosure regarding the risk of such exposure.

  We note that the section captioned “Principal risks” includes risk disclosure regarding investments in future delivery contracts, including to-be-announced contracts and mortgage dollar rolls. Please confirm whether investing in to-be-announced contracts and mortgage dollar rolls is a principal investment strategy, and if so, please add applicable disclosure to the section captioned “Principal investment strategies.”

Response: The section captioned “Principal investment strategies” states that the fund invests in mortgage-backed securities. To-be-announced contracts and mortgage dollar rolls are types of mortgage-backed securities in which the fund invests when carrying out this investment strategy. We believe the current disclosure is sufficient to inform investors that investing in mortgage-backed securities, including to-be-announced contracts and mortgage dollar rolls, is a principal investment strategy of the fund.

E.	American High-Income Trust

  In the section captioned “Principal investment strategies,” please supplementally confirm whether the fund has any investment criteria related to maturity and duration of debt instruments and if so, please consider including appropriate disclosure.

Response: As disclosed in the section captioned “Investment objectives, strategies and risks” of the fund’s prospectus, American High-Income Trust may invest in debt securities of any maturity or duration. The ability to invest in bonds of any maturity or duration is not a principal investment strategy. We consider principal investment strategies to be affirmative policies or limitations that describe how the fund principally intends to achieve its investment objectives. The ability to invest in bonds of any maturity or duration is not an affirmative strategy that describes show the fund will principally seek to obtain its investment objective. As such, consistent with the layered disclosure approach, we believe the statement regarding maturity and duration is appropriately placed in the fund’s statutory prospectus in response to Item 9 of Form N-1A.

  We note that the fund invests in corporate loan obligations. Please describe these loans and indicate the tranches in which the fund invests. To the extent applicable, please include risk disclosure in the prospectus noting that it may take longer than seven days for transactions in leveraged loans to settle, which means that it could take the fund significant time to receive its money after selling an investment. Please also address how the fund intends to meet short-term liquidity need that may arise as a result of this lengthy settlement period. Finally, if true, please add that these loans may not be securities.

Response: The reference to “corporate loan obligations” in the section captioned “Principal investment strategies” is intended to refer to corporate loans. The question raised above regarding tranches appears to relate to collateralized loan obligations, not the loans themselves. Because the disclosure relates to corporate loans instead of collateralized loan obligations, we do not believe the question regarding tranches is applicable.

With respect to the risk disclosure, we believe that the fund’s current disclosure, including the risks disclosed under the caption “Description of certain securities, investment techniques and risks — Loan assignments and participation,” adequately describes the risks associated with investing in loans. Accordingly, we believe no further risk disclosure is presently required in response to this comment.

  Please confirm whether investing in covenant-lite loans is a principal investment strategy, and if so, please add applicable risk disclosure to the section captioned “Principal risks.”

Response: We hereby supplementally confirm that investing in covenant-lite loans is not a principal investment strategy of the fund. As such, we respectfully decline to include risk disclosure regarding covenant-lite loans in the section captioned “Principal risks.”

  In the section captioned “Principal risks,” please describe the risks associated with LIBOR, if applicable.

Response: Please see our response to Comment No. 20 above.

  We note that the fund does not include call, pre-payment and extension risk. Please add these risks to the disclosure or explain why the fund believes these risks should not be included as principal risks.

Response: Please see our response to Comment No. 21 above.

  With respect to the risk of “investing in debt instruments,” please add disclosure regarding the impact of the current low interest rate environment and the Federal Reserve’s expectation not to increase rates in the immediate future on the fund. Please also discuss the impact to the fund of governmental interventions aimed at curtailing the distress to the financial markets caused by the COVID-19 outbreak. If you believe no additional disclosure is required, please explain the basis for your determination.

Response: Please see our response to Comment No. 22 above.

  To the extent the fund will invest in instruments that pay interest at floating rates based on the LIBOR, please include risk disclosure on how the transition from LIBOR could affect the fund’s investments. For example, will the fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR stops being published? If so, how it will affect the liquidity of those investments? Please also disclose how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: Please see our response to Comment No. 20 above.

  To the extent the fund has significant exposure to investments that could present a principal risk related to the potential impacts of “Brexit,” please add risk disclosure to the section captioned “Principal risks” or explain why it should not be added.

Response: American High-Income Trust is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular market. Accordingly, at this time, we respectfully decline to disclose Brexit risks associated with investing in the United Kingdom. However, we note supplementally that, because the investment portfolio of the fund is actively managed, and because, from time to time, the fund may have significant exposure to a particular country, region, industry or sector, the fund’s prospectus includes disclosure regarding the risk of such exposure.

F.	U.S. Government Securities Fund

  In the section captioned “Principal investment strategies,” please revise the disclosure to specify the types of “other investment instruments” in which the fund invests other than derivatives.

Response: We have updated the section captioned “Principal investment strategies” to address this comment, as set forth below:

Normally the fund invests at least 80% of its assets in bonds and other debt securities, which may be represented by ~~other investment instruments, including~~ derivatives.

  As derivatives will be counted towards U.S. Government Securities Fund’s 80% policy, please confirm that for purposes of the Names Rules, derivatives will be valued on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value).

Response: With regard to certain derivatives — and, in particular, those derivatives for which a fund’s exposure to the underlying asset is equal to the notional value of the derivative — we believe it may be appropriate to use the full notional value of the derivative instrument in aggregating a fund’s exposure to the type of investment, industry, country or geographic region suggested by the fund’s name. Although the Registrant reserves the right to employ the notional value of such derivative instruments in calculating compliance with a fund’s 80% investment policy under Rule 35d-1, we confirm that, at present, U.S. Government Securities Fund uses the market value (or, if applicable, the fair value) of all applicable derivative investments when determining exposure for purposes of its 80% investment policy.

  In the section captioned “Principal investment strategies,” please supplementally confirm whether the fund has any investment criteria related to maturity and duration of debt instruments and if so, please consider including appropriate disclosure.

Response: As disclosed in the section captioned “Investment objectives, strategies and risks” of the fund’s statutory prospectus, U.S. Government Securities Fund may invest in debt securities of any maturity or duration. The ability to invest in bonds of any maturity or duration is not a principal investment strategy. We consider such investment strategies to be affirmative policies or limitations that describe how the fund principally intends to achieve its investment objective. The ability to invest in bonds of any maturity or duration is not an affirmative strategy that describes show the fund will principally seek to obtain its investment objective. As such, consistent with the layered disclosure approach, we believe the statement regarding maturity and duration is appropriately placed in the fund’s statutory prospectus in response to Item 9 of Form N-1A.

  The section captioned “Principal investment strategies” states that “The fund may invest in certain derivative instruments, such as futures contracts and swaps.” Please delete the phrase “certain derivative instruments” and specify the actual derivatives in which the fund will principally invest.

Response: We have updated the section captioned “Principal investment strategies” to address this comment, as set forth below:

The fund may invest in ~~certain derivative instruments, such as~~ futures contracts and swaps, which are types of derivatives.

  We note that the fund does not include call, pre-payment and extension risk. Please add these risks to the disclosure or explain why the fund believes these risks should not be included as principal risks.

Response: Please see our response to Comment No. 21 above.

  With respect to the risk of “investing in debt instruments,” please add disclosure regarding the impact of the current low interest rate environment and the Federal Reserve’s expectation not to increase rates in the immediate future on the fund. Please also discuss the impact to the fund of governmental interventions aimed at curtailing the distress to the financial markets caused by the COVID-19 outbreak. If you believe no additional disclosure is required, please explain the basis for your determination.

Response: Please see our response to Comment No. 22 above.

  In the section captioned “Principal risks,” please describe the risks associated investing outside the United States.

Response: Investing in issuers domiciled outside of the United States is not a principal investment strategy of the fund. As such, we respectfully decline to include risk disclosure regarding investments outside of the United States in the section captioned “Principal risks.”

  We note that the section captioned “Principal risks” includes risk disclosure regarding investments in future delivery contracts, including to-be-announced contracts and mortgage dollar rolls. Please confirm whether investing in to-be-announced contracts and mortgage dollar rolls is a principal investment strategy, and if so, please add applicable disclosure to the section captioned “Principal investment strategies.”

Response: The section captioned “Principal investment strategies” states that the fund invests in mortgage-backed securities. To-be-announced contracts and mortgage dollar rolls are types of mortgage-backed securities in which the fund invests when carrying out this investment strategy. We believe the current disclosure is sufficient to inform investors that investing in mortgage-backed securities, including to-be-announced contracts and mortgage dollar rolls, is a principal investment strategy of the fund.

Statutory Prospectus

A.	General

  In the section captioned “Investment objectives, strategies and risks,” please label any additional risks associated with investing in each fund as “non-principal” risks.

Response: We have considered the funds’ disclosure in light of the above-referenced comment and we believe the current disclosure is sufficient. Item 9(c) of Form N-1A requires disclosure of the “principal” risks of investing in a fund. The principal risks of investing in each fund are labeled as “principal risks” in the section captioned “Investment objectives, strategies and risks” in the statutory prospectus. Non-principal risks are included in a separate category of such section and are labeled as “additional risks.” It is clear on the face of the existing disclosure which risks are principal risks and which are not. We believe that designating the “additional” risks as “non-principal” risks may mislead investors into thinking the risks are unimportant. Accordingly, we respectfully decline to supplement the disclosure as proposed.

B.	Washington Mutual Investors Fund

  In the section captioned “Investment objectives, strategies and risks,” please revise the disclosure to clarify the nature of the fund’s Investment Standards and how such standards are reflected in the Eligible List.

Response: We have revised the disclosure as follows:

The fund ~~has Investment Standards originally based upon criteria established by the United States District Court for the District of Columbia for determining eligibility under the Court’s Legal List procedure, which was in effect for many years. The fund~~ has an “Eligible List” ~~— based on the Investment Standards —~~ of investments considered appropriate for a prudent investor seeking opportunities for income and growth of principal consistent with common stock investing. The investment adviser generates and maintains the Eligible List ~~in compliance with the fund’s Investment Standards~~ and selects the fund’s investments exclusively from the issuers on the Eligible List.

  Form N-1A requires that the disclosure required by Item 4 must constitute a summary of the disclosure set forth in the statutory prospectus pursuant to Item 9. We note that the risk disclosure included in Washington Mutual Investors Fund’s summary prospectus is nearly identical to the risk disclosure in the fund’s statutory prospectus. Please supplement Washington Mutual Investors Fund’s strategy disclosure in the statutory prospectus to ensure that the disclosure is compliant with Items 4 and 9 of Form N-1A.

Response: We believe the risk disclosure in the section captioned “Principal investment strategies” in Washington Mutual Investors Fund’s summary prospectus (i.e., Item 4) is already responsive to the requirement of Form N-1A that it summarize the disclosure set forth in the section captioned “Investment objectives, strategies and risks” of the statutory prospectus (i.e., Item 9). In particular, the risk disclosure set forth in Item 9 includes additional risks that do not appear in the Item 4 disclosure. Accordingly, we respectfully decline to supplement the disclosure as proposed.

C.	Capital World Growth and Income Fund

  In the section captioned “Investment objectives, strategies and risks,” please disclose the effect of investing a substantial portion of the fund’s assets in cash or cash equivalents for temporary defensive purposes. Please apply this comment to the disclosure of other funds, as applicable.

Response: We have considered the funds’ disclosure in light of the above-referenced comment and we believe the funds’ current disclosure is sufficient. In particular, the paragraph beginning “The fund may also hold cash or cash equivalents . . .” in the section captioned “Investment objectives, strategies and risks” includes the following sentences in response to Instruction 6 to Item 9(b) of Form N-1A, which requires that the prospectus disclose the effect of taking any temporary defensive position: “A larger percentage of such holdings could moderate the fund’s investment results in a period of rising market prices. Alternatively, a larger percentage of such holdings could reduce the magnitude of the fund’s loss in a period of falling market prices and provide liquidity to make additional investments or to meet redemptions.” We believe this disclosure is appropriately responsive to the requirements of Form N-1A, and, accordingly, we respectfully decline to supplement the disclosure as proposed.

  To the extent applicable, please include portfolio securities lending in the section captioned “Principal investment strategies” of the fund’s summary prospectus.

Response: Lending portfolio securities is not a principal investment strategy of the fund and, accordingly, we respectfully decline to supplement the disclosure as proposed.

D.	The Bond Fund of America

  In the section captioned “Principal investment strategies” of the fund’s summary prospectus, please include that the fund may invest in debt securities of any maturity or duration.

Response: Please see our response to Comment No. 16 above.

  According to the disclosure, the fund may invest in debt securities of any maturity or duration. Please include a definition of duration. Please also include a brief example of duration.

Response: We have updated the disclosure to address this comment, as follows:

The fund may invest in debt securities of any maturity or duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

  In the section captioned “Investment objectives, strategies and risks,” please delete the phrase “Among other derivative instrument types” and specify the actual derivatives the fund will principally invest in and add appropriate risk disclosure.

Response: We have revised the disclosure to address this comment, as follows:

~~Among other derivative instrument types, t~~The fund may invest in futures contracts and interest rate swaps in order to seek to manage the fund’s sensitivity to interest rates, and in credit default swap indices, or CDSI, in order to assume exposure to a diversified portfolio of credits or to hedge against existing credit risks.

We believe that the fund’s current risk disclosure, including the risks disclosed under the captions “Investment objectives, strategies and risks — Investing in futures contracts” and “— Investing in swaps” adequately describes the risks associated with investing in futures contracts and interest rate swaps. The fund’s statement of additional information includes additional risk disclosure regarding these derivative types in the section captioned “Description of certain securities, investment techniques and risks — Derivatives.” Accordingly, we believe no further risk disclosure is presently required in response to this comment.

  Please disclose investing in credit default swap indices, or CDSI, as a principal investment strategy of the fund.

Response: We hereby supplementally confirm that the fund does not invest in CDSI as a principal investment strategy. As such, we respectfully decline to include disclosure regarding CDSI in the section captioned “Principal investment strategies.”

  To the extent the fund will invest in instruments that pay interest at floating rates based on the London Interbank Offered Rate (LIBOR), please include risk disclosure on how the transition from LIBOR could affect the fund’s investments. For example, will the fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR stops being published? If so, how it will affect the liquidity of those investments? Please also disclose how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: Please see our response to Comment No. 20 above.

  In the section captioned “Investment objectives, strategies and risks,” please disclose the effect of investing a substantial portion of the fund’s assets in cash or cash equivalents for temporary defensive purposes. Please apply this comment to the disclosure of other funds, as applicable.

Response: Please see our response to Comment No. 44 above.

  Given the principal investment strategies, please disclose risks relating to interest rate changes, futures contracts, and swaps as principal risks of the fund (rather than additional risks) or explain why these are not principal risks of the fund.

Response: The fund expects to invest in debt instruments as a principal investment strategy, and we have included disclosure to this effect under “Investment strategies and risks.” Risk related to changes in interest rates is one of a number of risks described under “Investing in debt instruments.” Accordingly, we have not included separate disclosure regarding interest rate risks under “Investment strategies and risks”. However, because the fund may be exposed to these risks, additional details about interest rates are described in the “Market conditions” and “Investing in debt instruments” risk disclosures as well as in the “Interest rate risk” section in the additional risks as well as in the fund’s statement of additional information.

Similarly, although the fund expects to invest in derivatives as a principal investment strategy, futures contracts and swaps are two of a number of types of derivative instruments in which the fund may invest and we do not currently expect investing in either futures or swaps to be a principal investment strategy of the fund. Accordingly, although we list futures and swaps as a type of derivative instrument in which the fund may invest, we have not included substantive disclosure regarding futures or swaps in the section captioned “Principal risks” of the fund’s summary prospectus. However, because the fund may invest in such instruments, additional disclosure about the risks associated with investing in futures and swaps is provided in the additional risks section of the fund’s prospectus as well as in the fund’s statement of additional information.

  We note the additional risks disclosure states that the fund may engage in active and frequent trading of portfolio securities. If true, please move the disclosure in this section as appropriate to the principal strategies and principal risks sections or explain why it should not be relocated.

Response: We hereby confirm that frequent and active trading is not a principal investment strategy of the fund. However, market conditions may dictate that the fund engage in such trading from time to time, particularly given the nature of the fund’s investments. Accordingly, we included risk disclosure to notify investors that the fund may engage in frequent and active trading and to describe the risks associated with portfolio turnover. Because frequent and active trading is not a principal investment strategy, the portfolio turnover risk disclosure is included in the fund’s statutory prospectus and labeled as an “additional risk,” not a “principal risk.” We believe the placement of the current disclosure is appropriate and respectfully decline to revise the disclosure as proposed.

E.	American High-Income Trust

  What is the purpose of the qualifier “Generally” in the sentence about the fund’s investments in debt securities? In addition, according to the disclosure, the fund may invest in debt securities of any maturity or duration. Please include a definition of duration. Please also include a brief example of duration.

Response: We have updated the disclosure to address this comment, as follows:

~~Generally, t~~The fund may invest in debt securities of any maturity or duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

  The section captioned “Investment objectives, strategies and risks” states that “the fund may also invest in common stocks and other equity-type securities, such as preferred stocks, convertible preferred stocks, convertible bonds and warrants that provide an opportunity for income and/or capital appreciation.” Please include this disclosure in the section captioned “Principal investment strategies” in the fund’s summary prospectus.

Response: Investing in common stocks and other equity-type securities is not a principal investment strategy of the fund. Although the fund is permitted to invest up to 25% of its assets in equity securities and securities with a combination of debt and equity characteristics (as described in the fund’s statement of additional information), the fund does not focus, or intend to focus, on investing in such securities as an investment strategy. In general, the fund holds equity securities largely as a result of restructuring events impacting the fund’s holdings. As such, consistent with the layered disclosure approach, we believe the statement regarding investments in common stocks and other equity-type securities is appropriately placed in the fund’s statutory prospectus in response to Item 9 of Form N-1A.

  In the section captioned “Investment objectives, strategies and risks,” please delete the phrase “Among other derivative instrument types” and specify the actual derivatives the fund will principally invest in and add appropriate risk disclosure.

Response: We have updated the disclosure to address this comment, as follows:

~~Among other derivative instrument types, t~~The fund may invest in futures contracts and interest rate swaps in order to seek to manage the fund’s sensitivity to interest rates, and in credit default swap indices, or CDSI, in in order to assume exposure to a diversified portfolio of credits or to hedge against existing credit risks.

We believe that the fund’s current risk disclosure, including the risks disclosed under the captions “Investment objectives, strategies and risks — Investing in futures contracts” and “— Investing in swaps” adequately describes the risks associated with investing in futures contracts and interest rate swaps. The fund’s statement of additional information includes additional risk disclosure regarding these derivative types in the section captioned “Description of certain securities, investment techniques and risks — Derivatives.” Accordingly, we believe no further risk disclosure is presently required in response to this comment.

  To the extent the fund will invest in instruments that pay interest at floating rates based on the London Interbank Offered Rate (LIBOR), please include risk disclosure on how the transition from LIBOR could affect the fund’s investments. For example, will the fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR stops being published? If so, how it will affect the liquidity of those investments? Please also disclose how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: Please see our response to Comment No. 20 above.

  In the section captioned “Investment objectives, strategies and risks,” please disclose the effect of investing a substantial portion of the fund’s assets in cash or cash equivalents for temporary defensive purposes. Please apply this comment to the disclosure of other funds, as applicable.

Response: Please see our response to Comment No. 44 above.

  Given the principal investment strategies, please disclose risks relating to interest rate changes as principal risks of the fund (rather than additional risks) or explain why these are not principal risks of the fund.

Response: The fund expects to invest in debt instruments as a principal investment strategy, and we have included disclosure to this effect under “Investment strategies and risks.” Risk related to changes in interest rates is one of a number of risks described under “Investing in debt instruments.” Accordingly, we have not included separate disclosure regarding interest rate risks under “Investment strategies and risks.” However, because the fund may be exposed to these risks, additional details about interest rates are described in the “Market conditions” and “Investing in debt instruments” risk disclosures as well as in the “Interest rate risk” section in the additional risks as well as in the fund’s statement of additional information.

  The section captioned “Investment objectives, strategies and risks” states that the fund may have significant exposure to a particular country, region, industry or sector. Please explain how this disclosure is consistent with the principal strategy disclosure provided in Item 4 that states that the fund may also invest “a portion” (emphasis added) of its assets in securities of issuers domiciled outside the United States.

Response: We do not believe the statement that “the fund may have significant exposure to a particular country, region, industry or sector” is inconsistent with the statement that “a portion” of the fund’s assets may be invested in securities of issuers domiciled outside the United States. For example, the fund may have significant exposure to securities of issuers domiciled in the United States, which could present the risks identified in the paragraph captioned “Exposure to country, region, industry or sector.”

Moreover, the risks identified in the paragraph captioned “Exposure to country, region, industry or sector” are broader than those associated with significant exposure to a particular country or region. In particular, the risks described in such paragraph could arise due to concentration in a particular industry or sector, regardless of whether the fund’s assets are invested outside the United States.

Notwithstanding the above, American High-Income Trust is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular market, industry or sector. Accordingly, we believe no further risk disclosure is presently required in response to this comment.

F.	U.S. Government Securities Fund

  According to the disclosure, the fund may invest in debt securities of any maturity or duration. Please include a definition of duration. Please also include a brief example of duration.

Response: We have updated the disclosure to address this comment, as follows:

The fund may invest in debt securities of any maturity or duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

  In the section captioned “Investment objectives, strategies and risks,” please delete the phrase “Among other derivative instrument types” and specify the actual derivatives the fund will principally invest in and add appropriate risk disclosure.

Response: We have revised the disclosure as follows:

~~Among other derivative instrument types, t~~The fund may invest in futures contracts and interest rate swaps in order to seek to manage the fund’s sensitivity to interest rates.

We believe that the fund’s current risk disclosure, including the risks disclosed under the captions “Investment objectives, strategies and risks — Investing in futures contracts” and “— Investing in swaps” adequately describes the risks associated with investing in futures contracts and interest rate swaps. The fund’s statement of additional information includes additional risk disclosure regarding these derivative types in the section captioned “Description of certain securities, investment techniques and risks — Derivatives.” Accordingly, we believe no further risk disclosure is presently required in response to this comment.

  To the extent the fund will invest in instruments that pay interest at floating rates based on the London Interbank Offered Rate (LIBOR), please include risk disclosure on how the transition from LIBOR could affect the fund’s investments. For example, will the fund invest in instruments that pay interest at floating rates based on LIBOR that do not include “fall back provisions” that address how interest rates will be determined if LIBOR stops being published? If so, how it will affect the liquidity of those investments? Please also disclose how the transition to any successor rate could impact the value of investments that reference LIBOR.

Response: Please see our response to Comment No. 20 above.

  Given the principal investment strategies, please disclose risks relating to interest rate changes, futures contracts, and swaps as principal risks of the fund (rather than additional risks) or explain why these are not principal risks of the fund.

Response: The fund expects to invest in debt instruments as a principal investment strategy, and we have included disclosure to this effect under “Investment strategies and risks.” Risk related to changes in interest rates is one of a number of risks described under “Investing in debt instruments.” Accordingly, we have not included separate disclosure regarding interest rate risks under “Investment strategies and risks”. However, because the fund may be exposed to these risks, additional details about interest rates are described in the “Market conditions” and “Investing in debt instruments” risk disclosures as well as in the “Interest rate risk” section in the additional risks as well as in the fund’s statement of additional information.

Similarly, although the fund expects to invest in derivatives as a principal investment strategy, futures contracts and swaps are two of a number of types of derivative instruments in which the fund may invest and we do not currently expect investing in either futures or swaps to be a principal investment strategy of the fund. Accordingly, although we list futures and swaps as a type of derivative instrument in which the fund may invest, we have not included substantive disclosure regarding futures or swaps in the section captioned “Principal risks” of the fund’s summary prospectus. However, because the fund may invest in such instruments, additional details about the risks associated with investing in futures and swaps are described in the additional risks section of the fund’s prospectus as well as in the fund’s statement of additional information.

  In the section captioned “Investment objectives, strategies and risks,” please disclose the effect of investing a substantial portion of the fund’s assets in cash or cash equivalents for temporary defensive purposes. Please apply this comment to the disclosure of other funds, as applicable.

Response: Please see our response to Comment No. 44 above.

  Please confirm whether frequent and active trading is a principal investment strategy of the fund and if so, please properly disclose.

Response: We hereby supplementally confirm that frequent and active trading is not a principal investment strategy of the fund. As such, we respectfully decline to include frequent and active trading in the section captioned “Principal investment strategies.” Please see our response to Comment No. 53 above.

Statement of Additional Information

A.	General

  All investment limitations listed in the section captioned “Certain investment limitations and guidelines” should be included in the respective fund’s prospectus. If not, please explain why such limitations have not been included in the prospectus.

Response: We hereby supplementally confirm that, to the extent an investment limitation or guideline appears in a fund’s statement of additional information but not such fund’s prospectus, such investment guideline or limitation is not a principal investment strategy of the fund. Please see, for example, our responses to Comment No. 68 below.

We believe this approach is consistent with the layered disclosure approach and, accordingly, respectfully decline to revise the disclosure as proposed. In particular, Item 16 of Form N-1A requires that the section captioned “Certain investment limitations and guidelines” in a fund’s statement of additional information describe “any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies” (emphasis added). By comparison, Item 9 of Form N-1A requires that the statutory prospectus describe “the Fund’s principal investment strategies” (emphasis added). Instruction 2 to Item 9 goes on to explain how registrants should determine whether a strategy is a “principal investment strategy,” noting that the analysis “depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives,” among other things. Registrants are encouraged to consider, for example, the amount of the fund’s assets expected to be committed to the strategy when making the determination. Form N-1A therefore contemplates that the prospectus will only describe the principal investment strategies of a fund, whereas the statement of additional information will include all investment limitations and guidelines. Here, the funds’ disclosure follows the approach outlined in Form N-1A and accordingly, we do not believe it is appropriate to list every limitation and guideline from the statement of additional information in the prospectus.

B.	The Bond Fund of America

  The section captioned “Principal investment strategies” in the fund’s prospectus states that the fund will normally invest “at least 80% of its assets in bonds and other debt securities, which may be represented by other investment instruments, including derivatives.” The section captioned “Certain investment limitations and guidelines” of the fund’s statement of additional information states that the fund will invest “at least 80% of its assets in bonds and other debt instruments, including cash and certain preferred securities.” The statement of additional information further specifies that for purposes of this investment guideline, such investments may be represented by derivative instruments. Please reconcile the disclosure in the “Principal investment strategies” section with that in the statement of additional information. In addition, please clarify why cash equivalents and preferred securities are considered debt instruments.

Response: We do not believe the statement regarding the fund’s 80% rule in the “Principal investment strategies” section of fund’s prospectus contradicts that in the fund’s statement of additional information. Specifically, the fund’s prospectus indicates that 80% of the fund’s assets will normally be invested in bonds and “other debt securities.” The statement of additional information includes the same statement, but further clarifies that such “other debt securities” include cash equivalents and certain preferred securities.

Investing in “other debt securities” is not a principal investment strategy of the fund; however, we believe it is important to notify shareholders in the section captioned “Principal investment strategies” that the fund will not invest exclusively in bonds. Accordingly, consistent with the layered disclosure approach, although we mention “other debt securities” in the summary prospectus, we have included a more fulsome description of such “other debt securities” in the fund’s statement of additional information. We believe the more detailed description of the “other debt securities” in which the fund invests is appropriately placed in the fund’s statement of additional information because it is not a principal investment strategy of the fund to invest in such instruments.

As described in the section captioned “Description of certain securities, investment techniques and risks – Cash equivalents,” cash equivalents can include, among other things, securities of the U.S. government, its agencies or instrumentalities that mature, or that may be redeemed, in one year or less. As such, we believe it is appropriate to include cash equivalents as an example of the type of “other debt securities” in which the fund invests. Similarly, as described in the section captioned “Description of certain securities, investment techniques and risks – Securities with equity and debt characteristics,” certain preferred securities have debt characteristics such as coupons. We therefore think it is appropriate to include preferred securities as an example of the type of “other debt securities” in which the fund invests.

C.	American High-Income Trust

  The section captioned “Certain investment limitations and guidelines” includes the following guideline: “The fund may invest up to 25% of its assets in equity securities (including common stock, warrants and rights) and securities with a combination of debt and equity characteristics (including convertible preferred stocks and convertible debentures).” Please explain why this guideline was not included in the fund’s prospectus.

Response: The second paragraph of the section captioned “Investment objectives, strategies and risks” of the fund’s statutory prospectus states that “the fund may also invest in common stocks and other equity-type securities, such as preferred stocks, convertible preferred stocks, convertible bonds and warrants that provide an opportunity for income and/or capital appreciation.” As such, the guideline referenced above is described in the fund’s prospectus in response to Item 9. Accordingly, we respectfully disagree with the statement that the above-referenced guideline is not included in the fund’s prospectus.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (404) 685-4211.

Sincerely,

/s/ Joshua R. Diggs

Joshua R. Diggs

Counsel